Velocity Acquisition Corp.

109 Old Branchville Road

Ridgefield, CT 06877

February 19, 2021

VIA EDGAR

Todd K. Schiffman

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Velocity Acquisition Corp.

Registration Statement on Form S-1

Filed February 5, 2021, as amended

File No. 333-252813

Dear Mr. Schiffman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Velocity Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 22, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Velocity Acquisition Corp.

By:	/s/ Adrian Covey
Name:	Adrian Covey
Title:	Chief Executive Officer and Director

cc:	David A. Sakowitz, Winston & Strawn LLP

[Signature Page to Acceleration Request]